UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)

Kiryat Atidim, Building 7, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

Chemomab Therapeutics Ltd. (the “Company”) hereby furnishes the results of its annual general shareholders meeting (the “Meeting”), which was held on July 1, 2025, at 4:30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association (the “Articles”), the following proposals: (i) the re-election of each of Dr. Nissim Darvish and Ms. Jill Quigley as Class I directors, (ii) to approve a grant of 75,000 restricted share units to Dr. Adi Mor, the Company’s Chief Executive Officer, Chief Scientific Officer and member of the board of directors, (iii) the re-appointment of Somekh Chaikin, a member firm of KPMG international, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025; all in accordance with the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on May 27, 2025.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-275002 and 333-281750) and Form S-8 (File No. 333-259489 and No. 333-266868).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.

Date: July 1, 2025	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer